Exhibit 99.1

IGI Reports Fourth Quarter and Full Year 2025 Unaudited Financial Results

and Declares Ordinary Common Share Dividend

HAMILTON, Bermuda, February 24, 2026 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the fourth quarter and full year 2025.

Highlights for the fourth quarter and full year 2025 include:

(in millions of U.S. Dollars, except percentages and per share information)
	Quarter Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Gross written premiums	$141.2	$174.6	$666.7	$700.1
Net premiums earned	$111.4	$120.6	$453.8	$483.1
Underwriting income (1)	$46.9	$48.8	$161.1	$187.5
Net investment income	$14.6	$13.6	$60.4	$53.9
Net income	$32.3	$30.0	$127.2	$135.2
Combined ratio (1)	82.0%	77.8%	85.9%	79.9%
Earnings per share (diluted) (2)	$0.76	$0.65	$2.89	$2.98
Return on average equity (annualized) (3)	18.5%	18.4%	18.6%	22.6%
Core operating income (3)	$34.1	$40.9	$114.9	$144.8
Core operating earnings per share (diluted) (3)	$0.80	$0.89	$2.61	$3.19
Core operating return on average equity (annualized) (3)	19.5%	25.0%	16.8%	24.2%
Book value per share (1)			$16.91	$14.85

(1)	See “Supplementary Financial Information” below.
(2)	See “Note to the Consolidated Financial Statements (Unaudited)” below.
(3)	See “Non-GAAP Financial Measures” below.

IGI Group President & CEO Waleed Jabsheh said, “We produced another set of excellent financial results in 2025. This demonstrates the strong execution and cycle management culture we have at IGI, the benefits of our diversification strategy, and the value that we continue to deliver to our shareholders. Our combined ratio of 85.9% and net income of $127.2 million resulted in a return on average equity of 18.6% and a core operating return on average equity of 16.8% for the current year, well above our 10-year average. In addition, we grew our book value per share during the year to $16.91 at December 31, 2025, while returning over $108 million to shareholders in share repurchases and dividends.”

“We have built a level of resilience across our Company with the right strategy, exceptional talent and strong execution and capital management capabilities, all of which we believe will continue to hold us in good stead for the years ahead.”

Results for the Quarters and Years ended December 31, 2025 and 2024

The Company generated net income for the quarter ended December 31, 2025 of $32.3 million, an increase of 7.7% over the $30.0 million of net income reported for the fourth quarter of 2024. Net income for the full year was $127.2 million for 2025 and $135.2 million for 2024, reflecting continued positive underwriting results and investment income.

Return on average equity (annualized) was 18.5% for the fourth quarter of 2025, compared to 18.4% for the fourth quarter of 2024, and 18.6% for the year ended December 31, 2025, compared to 22.6% for the year ended December 31, 2024.

Core operating income, a non-GAAP financial measure, was $34.1 million for the fourth quarter of 2025, compared to $40.9 million for the same period in 2024. Core operating income was $114.9 million for the full year 2025, compared to $144.8 million for the full year 2024. Core operating income for the fourth quarter and full year 2025 included a lower level of underwriting income compared to 2024, largely due to a lower level of net premiums earned.

Gross written premiums were $141.2 million in the quarter ended December 31, 2025, compared to $174.6 million for the same period in 2024. For the full year 2025, gross written premiums were $666.7 million, compared to gross written premiums of $700.1 million for the full year 2024. Gross written premiums in both the fourth quarter and full year 2025 were impacted by the non-renewal of a professional indemnity binder in the Specialty Long-tail Segment, which the Company announced earlier in 2025.

Underwriting income for the fourth quarter and full year 2025 was $46.9 million and $161.1 million, respectively, compared to $48.8 million and $187.5 million for the fourth quarter and full year 2024, respectively, demonstrating the Company’s strong underwriting performance despite a higher level of catastrophe (“CAT”) losses and a lower level of net premiums earned.

The loss ratio improved to 42.1%, including CAT losses of 11.7%, for the fourth quarter of 2025 from 43.0% which included CAT losses of 6.0% for the fourth quarter of 2024. For the full year 2025, the loss ratio was 47.6%, including CAT losses of 13.0%, compared to 44.7% which included CAT losses of 9.2% for the full year 2024. The increase in the full year 2025 loss ratio primarily resulted from the lower level of net premiums earned.

The expense ratio (which includes net policy acquisition expenses, and general and administrative expenses) was 39.9% and 38.3% for the fourth quarter and full year 2025, respectively, compared to 34.8% and 35.2%, respectively, for the same periods in 2024. The increase in expense ratios were largely driven by higher human resource and IT/software costs, coupled with the impact of lower net premiums earned in 2025 relative to corresponding periods in 2024.

The combined ratio was 82.0% and 85.9% for the fourth quarter and full year 2025, respectively, compared to 77.8% and 79.9%, respectively, for the same periods in 2024.

Segment Results

The Specialty Long-tail Segment, which represented 25% of the Company’s gross written premiums for the year ended December 31, 2025, recorded gross written premiums of $37.0 million for the fourth quarter of 2025, compared to $63.6 million for the fourth quarter of 2024, reflecting the impact of the non-renewal of a professional indemnity binder. Net premiums earned for the quarter ended December 31, 2025 were $28.6 million compared to $35.8 million for the same quarter of 2024. This segment recorded underwriting income of $10.0 million for the fourth quarter of 2025, compared to $14.3 million for the fourth quarter of 2024, largely due to the lower level of net premiums earned in the fourth quarter of 2025.

Gross written premiums were $167.1 million for the full year 2025, compared to $204.4 million for the full year 2024, for the same reason described above for the quarter. Net premiums earned for the full year 2025 were $122.3 million compared to $146.3 million for the same period of 2024. This segment recorded underwriting income of $10.9 million for the full year 2025, compared to $39.5 million for the full year 2024, largely due to a higher level of net loss and loss adjustment expenses and a lower level of net premiums earned for the full year 2025, compared to the same period in 2024.

The Specialty Short-tail Segment, which represented 60% of the Company’s gross written premiums for the year ended December 31, 2025, generated gross written premiums of $101.6 million for the fourth quarter of 2025, compared to $106.2 million for the fourth quarter of 2024. Net premiums earned were $61.3 million for the fourth quarter of 2025, compared to $62.4 million for the same quarter of 2024. Underwriting income was $24.0 million for the fourth quarter of 2025 compared to $21.0 million for the same quarter of 2024, with the increase largely driven by a lower level of net loss and loss adjustment expenses for the fourth quarter of 2025 compared to the same period in 2024.

Gross written premiums were $399.4 million for the full year 2025 compared to $412.3 million for the full year 2024. Net premiums earned for the full year 2025 were $239.2 million compared to $256.0 million for the full year 2024. Underwriting income was $104.2 million for the full year 2025 compared to $112.2 million for the full year 2024, with the decrease largely driven by a lower level of net premiums earned, partially offset by a lower level of net loss and loss adjustment expenses for the full year 2025 compared to the same period in 2024.

The Reinsurance Segment, which represented 15% of the Company’s gross written premiums for the year ended December 31, 2025, recorded gross written premiums of $2.6 million for the fourth quarter of 2025, compared to $4.8 million for the fourth quarter of 2024. Net premiums earned for the quarter ended December 31, 2025 were $21.5 million, compared to $22.4 million for the same quarter in 2024. Underwriting income was $12.9 million for the fourth quarter of 2025, compared to $13.5 million for the fourth quarter of 2024.

Gross written premiums were $100.2 million for the full year 2025, reflecting an increase of 20.1% compared to $83.4 million for the full year 2024. Net premiums earned for the full year 2025 were $92.3 million, an increase of $11.5 million or 14.2%, compared to $80.8 million for the same period in 2024. Underwriting income increased by 28.5% to $46.0 million for the full year 2025, compared to $35.8 million for the full year 2024, primarily resulting from the higher level of net premiums earned on a larger reinsurance portfolio.

Investment Results

Investment income increased by 2.2% to $14.2 million in the fourth quarter of 2025, compared to $13.9 million for the fourth quarter of 2024. The annualized investment yield on average total investments and cash and cash equivalents was 4.4% for the fourth quarter of both 2025 and 2024. Net investment income was $14.6 million for the fourth quarter of 2025, an increase of 7.4% compared to $13.6 million for the corresponding period of 2024.

Investment income increased by 5.4% to $54.7 million in the full year 2025, compared to $51.9 million for the full year 2024, driven by a larger fixed income portfolio. The investment yield on average total investments and cash and cash equivalents was 4.2% for the full year 2025, compared to 4.3% for the full year 2024. Net investment income was $60.4 million for the full year 2025, compared to $53.9 million for the full year 2024.

Net Foreign Exchange (Loss) Gain

The net foreign exchange loss for the fourth quarter of 2025 was $3.1 million, compared to a loss of $12.9 million for the fourth quarter of 2024. The net foreign exchange gain for the full year 2025 was $8.1 million, compared to a loss of $8.1 million for the full year 2024.

The net foreign exchange loss for the fourth quarter of 2025 was driven by the negative currency movement in the Company’s major transactional currencies (mainly the Pound Sterling and the Euro) against the U.S. Dollar, while the net foreign exchange gain for the full year 2025 was driven by the positive currency movement in the same major transactional currencies against the U.S. Dollar.

Total Shareholders’ Equity

Total shareholders’ equity increased to $710.2 million at December 31, 2025, compared to $654.8 million at December 31, 2024.

The movement in total shareholders’ equity during the quarter and year ended December 31, 2025 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended December 31, 2025	Year Ended December 31, 2025
Total Shareholders’ equity at beginning of period	$686.5	$654.8
Net income	$32.3	$127.2
Change in unrealized (loss) gain on available-for-sale investments	$(0.3)	$28.8
Purchase of treasury shares (a)	$(8.1)	$(61.9)
Issuance of common shares under share-based compensation plan and employees stock purchase plan	$1.9	$7.5
Cash dividends declared	$(2.1)	$(46.2)
Total shareholders’ equity at December 31, 2025	$710.2	$710.2

(a)	In the fourth quarter of 2025, the Company repurchased 343,911 common shares at an average price per share of $23.51. For the full year 2025, the Company repurchased 2,635,510 common shares at an average price per share of $23.50. At December 31, 2025, the Company had 4,656,089 common shares remaining under its existing 5 million common share repurchase authorization.

Book value per share grew by 13.9% to $16.91 at December 31, 2025, compared to book value per share of $14.85 at December 31, 2024.

Ordinary Common Share Dividend

On February 21, 2026, the Company’s Board of Directors declared an ordinary common share dividend of $0.05 per share for the quarter ended December 31, 2025. The dividend is payable on March 31, 2026 to shareholders of record at the close of business on March 13, 2026.

International General Insurance Holdings Ltd.

Consolidated Statements of Income (Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars except per share data)	2025	2024	2025	2024

Gross written premiums	$141.2	$174.6	$666.7	$700.1
Ceded written premiums	$(34.3)	$(56.0)	$(209.1)	$(210.6)
Net written premiums	$106.9	$118.6	$457.6	$489.5
Net change in unearned premiums	$4.5	$2.0	$(3.8)	$(6.4)
Net premiums earned	$111.4	$120.6	$453.8	$483.1
Investment income	$14.2	$13.9	$54.7	$51.9
Net realized gain on investments	$0.6	$0.4	$2.3	$0.6
Net unrealized (loss) gain on investments	$(0.2)	$(0.8)	$3.2	$1.4
Change in allowance for expected credit losses on investments	—	$0.1	$0.2	—
Net investment income	$14.6	$13.6	$60.4	$53.9
Other revenues	$0.4	$1.0	$2.7	$2.0
Total revenues	$126.4	$135.2	$516.9	$539.0
Expenses
Net loss and loss adjustment expenses	$(46.9)	$(51.8)	$(215.8)	$(216.1)
Net policy acquisition expenses	$(17.6)	$(20.0)	$(76.9)	$(79.5)
General and administrative expenses	$(26.8)	$(22.0)	$(97.0)	$(90.4)
Change in allowance for expected credit losses on receivables	$0.9	$0.3	$(0.8)	$(1.5)
Change in fair value of derivative financial liabilities	—	—	—	$(4.9)
Other expenses	$(2.2)	$(3.1)	$(7.3)	$(6.1)
Net Foreign exchange (loss) gain	$(3.1)	$(12.9)	$8.1	$(8.1)
Total expenses	$(95.7)	$(109.5)	$(389.7)	$(406.6)
Income before income taxes	$30.7	$25.7	$127.2	$132.4
Income tax credit	$1.6	$4.3	—	$2.8
Net income	$32.3	$30.0	$127.2	$135.2
Diluted earnings per share attributable to equity holders (1)	$0.76	$0.65	$2.89	$2.98

(1)	See “Note to the Consolidated Financial Statements (Unaudited)”.

International General Insurance Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

(in millions of U.S. Dollars)	As at December 31, 2025	As at December 31, 2024
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$1,064.3	$1,002.1
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$20.9	$29.0
Other investments, at fair value	$13.7	$12.3
Short-term investments	$31.2	$89.5
Term deposits	—	$0.7
Equity-method investments measured at fair value	$2.4	$1.9
Total investments	$1,134.5	$1,137.5
Cash and cash equivalents	$186.2	$155.2
Accrued investment income	$15.3	$15.3
Premiums receivable	$274.3	$256.0
Reinsurance recoverables	$233.6	$225.7
Ceded unearned premiums	$114.2	$113.3
Deferred policy acquisition costs, net of ceding commissions	$70.6	$67.1
Deferred tax assets, net	$4.9	$7.0
Other assets	$67.2	$60.5
TOTAL ASSETS	$2,100.8	$2,037.6

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$798.3	$794.2
Unearned premiums	$469.9	$465.3
Insurance and reinsurance payables	$95.9	$90.1
Other liabilities	$26.5	$33.2
TOTAL LIABILITIES	$1,390.6	$1,382.8

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.4	$0.5
Additional paid-in capital	$86.9	$144.9
Treasury shares	—	$(3.7)
Accumulated other comprehensive gain (loss), net of taxes	$10.3	$(18.6)
Retained earnings	$612.6	$531.7
TOTAL SHAREHOLDERS’ EQUITY	$710.2	$654.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,100.8	$2,037.6

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024

Loss ratio (a)	42.1%	43.0%	47.6%	44.7%
Net policy acquisition expense ratio (b)	15.8%	16.6%	16.9%	16.5%
General and administrative expense ratio (c)	24.1%	18.2%	21.4%	18.7%
Expense ratio (d)	39.9%	34.8%	38.3%	35.2%
Combined ratio (e)	82.0%	77.8%	85.9%	79.9%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned.
(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.
(c)	Represents general and administrative expenses as a percentage of net premiums earned.
(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.
(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at December 31, 2025	As at December 31, 2024

Common shares outstanding (in millions)*	42.8	45.1
Minus: Unvested shares (in millions)**	0.8	1.0
Number of vested common outstanding shares (in millions) (a)	42.0	44.1

Total shareholders’ equity (b)	$710.2	$654.8
Book value per share (b)/(a)	$16.91	$14.85

*	Common shares issued and outstanding as at December 31, 2025 are as follows:

No. of shares as at
December 31, 2025
Vested common shares as of December 31, 2024	44,117,721
Treasury shares balance as of December 31, 2024	154,011
Vested restricted share awards	475,013
Granted employee stock purchase plan	29,027
Cancelled treasury shares	(2,788,114)
Treasury shares balance as of December 31, 2025	(1,407)
Total vested common shares as of December 31, 2025	41,986,251

Unvested restricted shares awards as of December 31, 2025	827,811
Unvested employee stock purchase plan as of December 31, 2025	28,154
Total unvested shares as of December 31, 2025	855,965
Total common shares outstanding as of December 31, 2025	42,842,216

**	Restricted Share Awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. At December 31, 2025, the vesting conditions attached to the unvested Restricted Share Awards to employees have not been met.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended December 31, 2025
(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$37.0	$101.6	$2.6	$141.2
Ceded written premiums	$(7.1)	$(27.2)	—	$(34.3)
Net written premiums	$29.9	$74.4	$2.6	$106.9
Net change in unearned premiums	$(1.3)	$(13.1)	$18.9	$4.5
Net premiums earned	$28.6	$61.3	$21.5	$111.4

Net loss and loss adjustment expenses	$(14.7)	$(26.0)	$(6.2)	$(46.9)
Net policy acquisition expenses	$(3.9)	$(11.3)	$(2.4)	$(17.6)
Underwriting income	$10.0	$24.0	$12.9	$46.9

For the quarter ended December 31, 2024
(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$63.6	$106.2	$4.8	$174.6
Ceded written premiums	$(27.9)	$(28.1)	—	$(56.0)
Net written premiums	$35.7	$78.1	$4.8	$118.6
Net change in unearned premiums	$0.1	$(15.7)	$17.6	$2.0
Net premiums earned	$35.8	$62.4	$22.4	$120.6

Net loss and loss adjustment expenses	$(14.5)	$(31.4)	$(5.9)	$(51.8)
Net policy acquisition expenses	$(7.0)	$(10.0)	$(3.0)	$(20.0)
Underwriting income	$14.3	$21.0	$13.5	$48.8

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the year ended December 31, 2025
(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$167.1	$399.4	$100.2	$666.7
Ceded written premiums	$(50.1)	$(157.3)	$(1.7)	$(209.1)
Net written premiums	$117.0	$242.1	$98.5	$457.6
Net change in unearned premiums	$5.3	$(2.9)	$(6.2)	$(3.8)
Net premiums earned	$122.3	$239.2	$92.3	$453.8

Net loss and loss adjustment expenses	$(87.9)	$(92.4)	$(35.5)	$(215.8)
Net policy acquisition expenses	$(23.5)	$(42.6)	$(10.8)	$(76.9)
Underwriting income	$10.9	$104.2	$46.0	$161.1

For the year ended December 31, 2024
(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$204.4	$412.3	$83.4	$700.1
Ceded written premiums	$(68.2)	$(140.9)	$(1.5)	$(210.6)
Net written premiums	$136.2	$271.4	$81.9	$489.5
Net change in unearned premiums	$10.1	$(15.4)	$(1.1)	$(6.4)
Net premiums earned	$146.3	$256.0	$80.8	$483.1

Net loss and loss adjustment expenses	$(78.7)	$(103.3)	$(34.1)	$(216.1)
Net policy acquisition expenses	$(28.1)	$(40.5)	$(10.9)	$(79.5)
Underwriting income	$39.5	$112.2	$35.8	$187.5

International General Insurance Holdings Ltd.

Supplementary Financial Information – Investment Yield (Unaudited)

The following table shows the investment yield calculation:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except percentages)	2025	2024	2025	2024
Investment income	$14.2	$13.9	$54.7	$51.9
Average total investments and cash and cash equivalents(i)	$1,326.2	$1,287.9	$1,292.3	$1,215.2
Investment Yield (annualized)	4.4%	4.4%	4.2%	4.3%

(i)	Represents the average of the month end fair value balances of total investments and cash and cash equivalents in each reporting period.

International General Insurance Holdings Ltd.

Note to the Consolidated Financial Statements (Unaudited)

(1)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except share and per share information)	2025	2024	2025	2024
Net income for the period	$32.3	$30.0	$127.2	$135.2
Minus: Net income attributable to the earnout shares	—	—	—	$1.4
Minus: Dividends attributable to restricted share awards	—	—	$0.9	$0.6
Net income available to common shareholders (a)	$32.3	$30.0	$126.3	$133.2
Weighted average number of vested common shares – diluted (in millions of shares) (b)*	42.7	46.2	43.7	44.7
Diluted earnings per share attributable to equity holders (a/b)	$0.76	$0.65	$2.89	$2.98

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s financial results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP financial measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis.

	Quarter Ended December 31,		Year Ended December 31,
(In millions of U.S. Dollars, except percentages)	2025	2024	2025	2024
Net premiums earned (a)	$111.4	$120.6	$453.8	$483.1
Net loss and loss adjustment expenses (b)	$(46.9)	$(51.8)	$(215.8)	$(216.1)
Net policy acquisition expenses (c)	$(17.6)	$(20.0)	$(76.9)	$(79.5)
General and administrative expenses (d)	$(26.8)	$(22.0)	$(97.0)	$(90.4)
Prior years (favorable) development (e)	$(5.8)	$(2.8)	$(35.8)	$(37.2)
Current accident year CAT losses (f)*	$13.0	$7.2	$58.8	$44.6

Combined ratio ((b+c+d)/a)**	82.0%	77.8%	85.9%	79.9%
Minus: Prior years (favorable) development (e/a)	(5.2)%	(2.3)%	(7.9)%	(7.7)%
Accident year combined ratio	87.2%	80.1%	93.8%	87.6%
Minus: CAT losses on an accident year basis (f/a)	11.7%	6.0%	13.0%	9.2%
Accident year combined ratio prior to CAT losses	75.5%	74.1%	80.8%	78.4%

*	The CAT losses for the quarter and year ended December 31, 2025 include losses for Hurricane Melissa in Jamaica (in the Short-tail and Reinsurance Segments) and the mud rush incident in Indonesia (in the Short-tail Segment).

The CAT losses for the year ended December 31, 2025 also include losses recorded for the California wildfires and the earthquake in Thailand (in the Reinsurance Segment), and the earthquake in Taiwan and the Bridgewater Canal breach in the UK (in the Short-tail Segment).

The CAT losses for the quarter and year ended December 31, 2024 include losses attributable to Hurricane Helene in the southeastern United States (in the Short-tail and Reinsurance Segments) and flooding in the United Arab Emirates and Oman and the UK (in the Short-tail and Reinsurance Segments).

The CAT losses for the year ended December 31, 2024 also include losses attributable to the earthquake in Taiwan (in the Short-tail and Reinsurance Segments) and flooding in, Southern Germany and Morocco (in all segments).

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

The table below illustrates the split of loss ratio between current accident year, current accident year CAT losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development as follows:

	Quarter Ended December 31,				Year Ended December 31,
	2025		2024		2025		2024
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current Accident year losses (Prior to CAT losses)	$39.7	35.6%	$47.4	39.3%	$192.8	42.5%	$208.7	43.2%
Plus: Current accident year CAT losses	$13.0	11.7%	$7.2	6.0%	$58.8	13.0%	$44.6	9.2%
Plus: Effect of prior years’ favorable loss development	$(5.8)	(5.2)%	$(2.8)	(2.3)%	$(35.8)	(7.9)%	$(37.2)	(7.7)%
Total	$46.9	42.1%	$51.8	43.0%	$215.8	47.6%	$216.1	44.7%

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through intelligent risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP financial measure), as illustrated in the table below:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except for percentages and per share data)	2025	2024	2025	2024
Net income for the period	$32.3	$30.0	$127.2	$135.2
Reconciling items between net income for the period and core operating income:
Net realized (gain) on investments	$(0.6)	$(0.4)	$(2.3)	$(0.6)
Tax impact of net realized (gain) on investments(i)	—	—	$0.2	—
Net unrealized loss (gain) on investments	$0.2	$0.8	$(3.2)	$(1.4)
Tax impact of net unrealized loss (gain) on investments(i)	$(0.1)	$(0.1)	$0.3	—
Change in allowance for expected credit losses on investments	—	$(0.1)	$(0.2)	—
Tax impact of change in allowance for expected credit losses on investments(i)	—	$0.1	—	—
Change in fair value of derivative financial liabilities	—	—	—	$4.9
Net foreign exchange loss (gain)	$3.1	$12.9	$(8.1)	$8.1
Tax impact of net foreign exchange loss (gain)(i)	$(0.8)	$(2.3)	$1.0	$(1.4)
Core operating income	$34.1	$40.9	$114.9	$144.8
Average shareholders’ equity (ii)	$698.3	$653.2	$682.5	$597.6
Core operating return on average equity (annualized) (iii) and (v)	19.5%	25.0%	16.8%	24.2%
Diluted core operating earnings per share (iv)	$0.80	$0.89	$2.61	$3.19
Return on average equity (annualized) (v)	18.5%	18.4%	18.6%	22.6%

i.	The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.

ii.	Represents the total shareholders’ equity at the end of the reporting period plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.

iv.	Represents core operating income attributable to vested equity holders divided by the weighted average number of vested common shares – diluted as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except per share information)	2025	2024	2025	2024
Core operating income	$34.1	$40.9	$114.9	$144.8
Minus: Core operating income attributable to earnout shares	—	—	—	$1.5
Minus: Dividends attributable to restricted share awards	—	—	$0.9	$0.6
Core operating income available to common shareholders (a)	$34.1	$40.9	$114.0	$142.7
Weighted average number of vested common shares – diluted (in millions of shares) (b)	42.7	46.2	42.7	46.2
Diluted core operating earnings per share (a/b)	$0.80	$0.89	$2.61	$3.19

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a fourth quarter 2025 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A” (Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “ability,” “aim,” “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of military conflicts in the Middle East, including the potential disruption of Red Sea international shipping routes; (8) the impact of the tariffs that have been imposed or may be imposed by the U.S. administration; (9) the potential impact of artificial intelligence technologies on the insurance industry and the ability of IGI to effectively deploy AI technologies; (10) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (11) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law.

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IGI Investor & Media Contacts:

Robin Sidders, Head of Corporate Relations
Email: robin.sidders@iginsure.com

Ahmad Jabsheh, AVP, Corporate Relations

Email: ahmad.jabsheh@iginsure.com